UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Catabasis Pharmaceuticals, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

14875P107

(CUSIP Number)

June 25, 2015

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 14875P107

1.	Names of Reporting Persons AstraZeneca PLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization England and Wales
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0 shares at the time of Catabasis Pharmaceuticals, Inc.’s initial public offering 0 shares as of December 31, 2015 0 shares as of December 31, 2016 0 shares as of February 3, 2017
6.

Shared Voting Power

    1,632,652 shares at the time of Catabasis Pharmaceuticals, Inc.’s initial public offering

    1,632,652 shares as of December 31, 2015

    1,632,652 shares as of December 31, 2016

    832,652 shares as of February 3, 2017

7.

Sole Dispositive Power

    0 shares at the time of Catabasis Pharmaceuticals, Inc.’s initial public offering

    0 shares as of December 31, 2015

    0 shares as of December 31, 2016

    0 shares as of February 3, 2017

8.

Shared Dispositive Power

    1,632,652 shares at the time of Catabasis Pharmaceuticals, Inc.’s initial public offering

    1,632,652 shares as of December 31, 2015

    1,632,652 shares as of December 31, 2016

    832,652 shares as of February 3, 2017

9.

Aggregate Amount Beneficially Owned by Each Reporting Person

    1,632,652 shares at the time of Catabasis Pharmaceuticals, Inc.’s initial public offering

    1,632,652 shares as of December 31, 2015

    1,632,652 shares as of December 31, 2016

    832,652 shares as of February 3, 2017

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.

Percent of Class Represented by Amount in Row (9)

    10.7% at the time of Catabasis Pharmaceuticals, Inc.’s initial public offering

    10.7% as of December 31, 2015

    8.8% as of December 31, 2016

    4.5% as of February 3, 2017

12.	Type of Reporting Person (See Instructions) CO

CUSIP No. 14875P107

1.	Names of Reporting Persons MedImmune Ventures, Inc.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0 shares at the time of Catabasis Pharmaceuticals, Inc.’s initial public offering 0 shares as of December 31, 2015 0 shares as of December 31, 2016 0 shares as of February 3, 2017
6.

Shared Voting Power

    1,632,652 shares at the time of Catabasis Pharmaceuticals, Inc.’s initial public offering

    1,632,652 shares as of December 31, 2015

    1,632,652 shares as of December 31, 2016

    832,652 shares as of February 3, 2017

7.

Sole Dispositive Power

    0 shares at the time of Catabasis Pharmaceuticals, Inc.’s initial public offering

    0 shares as of December 31, 2015

    0 shares as of December 31, 2016

    0 shares as of February 3, 2017

8.

Shared Dispositive Power

    1,632,652 shares at the time of Catabasis Pharmaceuticals, Inc.’s initial public offering

    1,632,652 shares as of December 31, 2015

    1,632,652 shares as of December 31, 2016

    832,652 shares as of February 3, 2017

9.

Aggregate Amount Beneficially Owned by Each Reporting Person

    1,632,652 shares at the time of Catabasis Pharmaceuticals, Inc.’s initial public offering

    1,632,652 shares as of December 31, 2015

    1,632,652 shares as of December 31, 2016

    832,652 shares as of February 3, 2017

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.

Percent of Class Represented by Amount in Row (9)

    10.7% at the time of Catabasis Pharmaceuticals, Inc.’s initial public offering

    10.7% as of December 31, 2015

    8.8% as of December 31, 2016

    4.5% as of February 3, 2017

12.	Type of Reporting Person (See Instructions) CO

Item 1.

(a)	Name of Issuer

Catabasis Pharmaceuticals, Inc.

(b)	Address of Issuer’s Principal Executive Offices

One Kendall Square

Bldg. 1400E, Suite B14202

Cambridge, Massachusetts 02139

Item 2.

(a)	Name of Person Filing

See response to 2(c)

(b)	Address of Principal Business Office or, if none, Residence

See response to 2(c)

(c)	Citizenship

This statement is filed on behalf of:

AstraZeneca PLC

2 Kingdom Street

London, W2 6BD

Citizenship: England and Wales

MedImmune Ventures, Inc.

1 MedImmune Way

Gaithersburg, Maryland 20878

Citizenship: Delaware

(d)	Title of Class of Securities

Common Stock, par value $0.001 per share

(e)	CUSIP Number

14875P107

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with § 240.13d–1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with § 240.13d–1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with § 240.13d–1(b)(1)(ii)(J), please specify the type of institution:

Item 4.	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned:

1,632,652 shares at the time of Catabasis Pharmaceuticals, Inc.’s initial public offering

1,632,652 shares as of December 31, 2015

1,632,652 shares as of December 31, 2016

832,652 shares as of February 3, 2017

2

(b)	Percent of class:

10.7% at the time of Catabasis Pharmaceuticals Inc.’s initial public offering. The percentage stated herein is based on 9,547,796 shares of the issuer’s common stock outstanding as of April 30, 2015 and assumes the conversion of all outstanding shares of preferred stock into an aggregate of 9,029,551 shares upon completion of the initial public offering, as reported in the issuer’s final prospectus on Form 424B4 filed on June 25, 2015.

10.7% as of December 31, 2015. The percentage stated herein is based on 15,313,297 shares of the issuer’s common stock outstanding as of December 31, 2015, as reported in the issuer’s Form 10-K filed on March 15, 2016.

8.8% as of December 31, 2016. The percentage stated herein is based on 18,639,285 shares of the issuer’s common stock outstanding as of September 30, 2016, as reported in the issuer’s Form 10-Q filed on November 10, 2016.

4.5% as of February 3, 2017. The percentage stated herein is based on 18,639,285 shares of the issuer’s common stock outstanding as of September 30, 2016, as reported in the issuer’s Form 10-Q filed on November 10, 2016.

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote:

0 shares at the time of Catabasis Pharmaceuticals, Inc.’s initial public offering

0 shares as of December 31, 2015

0 shares as of December 31, 2016

0 shares as of February 3, 2017

(ii)	Shared power to vote or to direct the vote:

1,632,652 shares at the time of Catabasis Pharmaceuticals, Inc.’s initial public offering

1,632,652 shares as of December 31, 2015

1,632,652 shares as of December 31, 2016

832,652 shares as of February 3, 2017

(iii)	Sole power to dispose or to direct the disposition of:

0 shares at the time of Catabasis Pharmaceuticals, Inc.’s initial public offering

0 shares as of December 31, 2015

0 shares as of December 31, 2016

0 shares as of February 3, 2017

(iv)	Shared power to dispose or to direct the disposition of:

1,632,652 shares at the time of Catabasis Pharmaceuticals, Inc.’s initial public offering

1,632,652 shares as of December 31, 2015

1,632,652 shares as of December 31, 2016

832,652 shares as of February 3, 2017

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following.  ☒

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certifications

By signing below, each of the undersigned certifies that, to the best of each such signatory’s knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

3

Signatures

After reasonable inquiry and to the best of the knowledge and belief of each of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

February 10, 2017

AstraZeneca PLC

/s/ Adrian Kemp
Signature

Adrian Kemp, Company Secretary
Name/Title

MedImmune Ventures, Inc.

/s/ Tyrell Rivers
Signature

Tyrell Rivers, Executive Director
Name/Title

Attention: Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).

4

Exhibit A

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, each of the persons named below agrees to the joint filing of a Statement on Schedule 13G (including amendments thereto) with respect to the common stock, $0.001 par value per share, of Catabasis Pharmaceuticals, Inc., a Delaware corporation, and further agrees that this Joint Filing Agreement be included as an exhibit to such filings provided that, as contemplated by Section 13d-1(k)(1)(ii), no person shall be responsible for the completeness or accuracy of the information concerning the other persons making this filing, unless such person knows or has reason to believe that such information is in accurate. This Joint Filing Agreement may be executed in any number of counterparts, all of which together shall constitute one and the same instrument.

February 10, 2017

AstraZeneca PLC

/s/ Adrian Kemp
Signature

Adrian Kemp, Company Secretary
Name/Title

MedImmune Ventures, Inc.

/s/ Tyrell Rivers
Signature

Tyrell Rivers, Executive Director
Name/Title